

June 1, 2006

<u>Via Facsimile (310) 789-1431 and U.S. Mail</u>

Alan B. Spatz, Esq.
Troy & Gould P.C.
1801 Century Park East, Suite 1600
Los Angeles, CA 90067

RE: Beverly Hills Bancorp Inc.
Schedule TO-I filed May 22, 2006
File No. 5-49579

Dear Mr. Spatz:

We have the following comments on the above-referenced filings.

<u>General</u>

1.   Your document tagged as SC TO-I filed on May 22, 2006 appears to be incorrectly
tagged on EDGAR. We believe the filing, a pre-commencement communication
associated with a tender offer, should be tagged as a SC TO-C. Please file this document
with the correct EDGAR header tag.

<u>How will you be notified if we extend this offer? Page 3</u>

2.   We note that if you extend your offer, you will make a public announcement before 9:00
a.m. Pacific Time, not later than the first business day after the offer was scheduled to
expire. Please note that Rule 14e-1(d)(i) requires that such announcement be made no
later than 9:00 a.m. Eastern Standard Time. Please revise accordingly.

<u>Forward-Looking Statements</u>

3.   Delete the statement that you "do not undertake any obligation to publicly release any
revisions to such forward-looking statements to reflect events or circumstances after the
date of this document or to reflect the occurrence of unanticipated events." In the
alternative, explain how this position is consonant with your disclosure obligations. For
example, please refer to Rule 13-4(e)(3).

<u>Determination of Validity; Rejection of Shares; Waiver of Defects, No obligation to give notice of Defects, page 11</u>

4.   We note your statement on that your determinations "will be final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

<u>Our Acceptance for Purchase, page 13</u>

5.   Please revise your disclosure in this section to reflect the prompt payment obligation of Rule 14e-1(c). In that regard, references to "as soon as practicable" appear insufficient.

6.   Please revise the first sentence of this section to delete the statement "after all conditions to our Offer have been satisfied or waived." In the alternative, please revise to clarify that all conditions must be satisfied or waived prior to expiration.

<u>Withdrawal Rights, page 14</u>

7.   Please revise the disclosure pertaining to the withdrawal procedures in light of the fact that stockholders may tender shares at different prices by submitting separate letters of transmittal. For example, are they required to submit separate notices of withdrawal for each portion of shares tendered at a particular price? Or may they submit one withdrawal notice to withdraw any and all shares?

<u>Conditions of the Offer, page 21</u>

<u>Material Adverse Change Condition, page 22</u>

8.   We note in subpart (viii) that one of the conditions to your offer is that there not be any change to the "prospects" of your company.   Please define "prospects" so that security holders will be able to objectively verify whether or not this condition has been satisfied. Further, please revise subpart (viii) to clarify whether you are referring to adverse changes.

 <u>Closing Information</u>

        Please amend your filing promptly to comply with our comments. If you do not agree with a comment, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to stockholders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions to me at (202) 551-3345. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers
 and Acquisitions